# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
**Washington, D.C.  20549**

# FORM 8-K/A
# AMENDMENT NO. 1

## CURRENT REPORT
**PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934**

**Date of Report (Date of earliest event reported): August 2, 2005 (June 8, 2005)**

# Behringer Harvard Mid-Term Value Enhancement Fund I LP

(Exact Name of Registrant as Specified in Its Charter)

| **Texas** | **000-51292** | **71-0897613** |
|---|---|---|
| (State or other jurisdiction of incorporation or organization) | (Commission File Number) | (I.R.S. Employer Identification No.) |

**15601 Dallas Parkway, Suite 600, Addison, Texas
75001**

(Address of principal executive offices)

(Zip Code)

**(866) 655-1610**

(Registrant's telephone number, including area code)

**None**

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Pursuant to the requirements of the Securities and Exchange Act of 1934, Behringer Harvard Mid-Term Value Enhancement Fund I LP (which may be referred to as "we," "us," or "our") hereby amends our Current Report on Form 8-K dated June 14, 2005 to provide the required financial statements relating to our acquisition of the Parkway Vista, located in Plano, Texas, a suburb of Dallas, Texas, as described in such Current Report.

After reasonable inquiry, we are not aware of any material factors relating to the Parkway Vista that would cause the reported financial information relating to it not to be necessarily indicative of future operating results.

**Item 9.01**             **Financial Statements and Exhibits**

Page

(a)     Financial Statements of Businesses Acquired.

Report of Independent Auditors ............................................................................................... .3

Statements of Revenues and Certain Expenses for the Year Ended
December 31, 2004 and the Three Months Ended March 31, 2005 ...................................... 4

Notes to the Statements of Revenues and Certain Expenses ...................................................... 5

(b)     Pro Forma Financial Information.

Unaudited Pro Forma Consolidated Financial Information ........................................................ 7

Unaudited Pro Forma Consolidated Balance Sheet as of March 31, 2005 ............................... 8

Unaudited Pro Forma Consolidated Statement of Operations for the Three
Months Ended March 31, 2005 ........................................................................................... 9

Unaudited Pro Forma Consolidated Statement of Operations for the Year
Ended December 31, 2004 ................................................................................................. 10

Unaudited Notes to Pro Forma Consolidated Financial Statements....................................... 11

(c)     Exhibits.

None

**Report of Independent Auditors**


To the Partners of Behringer Harvard
Mid-Term Value Enhancement Fund I LP:

We have audited the accompanying Statement of Revenues and Certain Expenses of the Parkway Vista property (the "Parkway Vista") for the year ended December 31, 2004. This Statement of Revenues and Certain Expenses is the responsibility of Behringer Harvard Mid-Term Value Enhancement Fund I LP's management. Our responsibility is to express an opinion on the Statement of Revenues and Certain Expenses based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Statement of Revenues and Certain Expenses is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the Statement of Revenues and Certain Expenses. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Statement of Revenues and Certain Expenses. We believe that our audit provides a reasonable basis for our opinion.

The accompanying Statement of Revenues and Certain Expenses was prepared for purposes of complying with the rules and regulations of the Securities and Exchange Commission as described in Note 1 and is not intended to be a complete presentation of the Parkway Vista's revenues and expenses.

In our opinion, the Statement of Revenues and Certain Expenses referred to above presents fairly, in all material respects, the revenues and certain expenses described in Note 1 of the Parkway Vista for the year ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.


/s/ PricewaterhouseCoopers LLP

Dallas, Texas
July 25, 2005

**Parkway Vista**
**Statements of Revenues and Certain Expenses**
**For the Year Ended December 31, 2004 and the**
**Three Months Ended March 31, 2005**

| | Year Ended December 31, 2004 | Three Months Ended March 31, 2005 (unaudited) |
|---|---|---|
| Revenues: | | |
| Rental revenue | $ 589,026 | $ 152,891 |
| Tenant reimbursement income | 11,677 | 2,690 |
| Other income | 5,226 | 1,405 |
| Total revenues | 605,929 | 156,986 |
| Expenses: | | |
| Maintenance and service contracts | 72,214 | 17,932 |
| Utilities | 19,710 | 4,814 |
| Management fees | 26,568 | 7,040 |
| Administrative expenses | 4,400 | 1,401 |
| Property taxes | 109,685 | 27,421 |
| Insurance | 13,441 | 2,546 |
| Repairs and maintenance | 19,741 | 1,418 |
| Total expenses | 265,759 | 62,572 |
| Revenues in excess of certain expenses | $ 340,170 | $ 94,414 |

The accompanying notes are an integral part of these statements.

**Parkway Vista**
**Notes to the Statements of Revenues and Certain Expenses**
**For the Year Ended December 31, 2004 and the**
**Three Months Ended March 31, 2005**

**1.     Basis of Presentation and Summary of Significant Accounting Policies**

On June 8, 2005, Behringer Harvard Mid-Term Value Enhancement Fund I LP acquired a two-story suburban office building containing approximately 33,467 rentable square feet (unaudited) located on approximately 2.0 acres of land (unaudited) in Plano, Texas (the "Parkway Vista").

The accompanying statements of revenues and certain expenses have been prepared on the accrual basis of accounting.  The statements have been prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission and for inclusion in a current report on Form 8-K.  The statements are not intended to be a complete presentation of the revenues and expenses of the Parkway Vista for the year ended December 31, 2004 and the three months ended March 31, 2005, as certain expenses, primarily depreciation and amortization expense, interest expense, and other costs not directly related to the future operations of the Parkway Vista have been excluded.

**Revenue Recognition**
The tenant leases are accounted for as operating leases.  Rental revenue is recognized on a straight-line basis over the terms of the respective leases.  Tenant reimbursement income consists of recoveries of certain operating expenses.  Recoveries of certain operating expenses are recognized as revenues in the period the applicable costs are incurred.  Other income consists of income for leased parking spaces and fees for late rental payments.

**Maintenance and Service Contracts**
Maintenance and service contracts expense represent some of the direct expenses of operating the Parkway Vista and includes maintenance, repairs, cleaning, heating and air-conditioning, and security costs that are expected to continue in the ongoing operation of the Parkway Vista. Expenditures for maintenance and service contract expenses are charged to operations as incurred.

**Use of Estimates**
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions about the reported amounts of revenues and certain expenses during the reporting periods.  Actual results may differ from those estimates.

**2.     Leases**

The minimum future cash rentals of the tenant leases based on the noncancelable operating leases held at December 31, 2004 are as follows:

| | | |
|---|---|---:|
| 2005 | $ | 634,833 |
| 2006 | | 605,273 |
| 2007 | | 412,713 |
| 2008 | | 75,357 |
| 2009 | | 38,886 |
| Total | $ | 1,767,062 |

### 3. Major Tenants

The following represents revenue from the tenants who individually represent more than 10% of the Parkway Vista's revenue for the year ended December 31, 2004 and the three months ended March 31, 2005:

|  | Year Ended December 31, 2004 | Three Months Ended March 31, 2005 (unaudited) |
|---|---|---|
| Blue Star Title Incorporated | $ 106,785 | $ 26,664 |
| HKB Rehabilitation Services, Plano LP | 99,463 | 24,866 |
| Independent Franchisee | 83,711 | 22,950 |

### 4. Related Party Transactions

Realty Capital Corporation ("Realty Capital"), an affiliate of the previous owner of the Parkway Vista, had the sole and exclusive right to manage, operate, lease, and supervise the overall maintenance of the Parkway Vista. Under the terms of the management agreement, Realty Capital received a monthly property management fee equal to the greater of 4.5% of the monthly gross income of the Parkway Vista or $450. Total management fees during the year ended December 31, 2004 and the three months ended March 31, 2005 were $26,568 and $7,040, respectively.

### 5. Statement of Revenues and Certain Expenses for the Three Months Ended March 31, 2005

The statement of revenues and certain expenses for the three months ended March 31, 2005 is unaudited. In the opinion of management, all significant adjustments necessary for a fair presentation of the statement for the interim period have been included. The results of operations for the interim period are not necessarily indicative of the results for a full year for the operation of the Parkway Vista.

**Behringer Harvard Mid-Term Value Enhancement Fund I LP**
**Unaudited Pro Forma Consolidated Financial Information**

On June 8, 2005, we acquired the Parkway Vista, a two-story suburban office building containing approximately 33,467 rentable square feet, located on approximately 2.0 acres of land in Plano, Texas, a suburb of Dallas, Texas, through our direct and indirect partnership interests in Behringer Harvard Parkway Vista LP.  The purchase price of the Parkway Vista was $5,275,597, including closing costs. We used proceeds from our public offering of limited partnership units, which ended on February 19, 2005, to pay the entire purchase price and all closing costs of the acquisition.

In the opinion of our management, all material adjustments necessary to reflect the effects of the above transaction have been made.

# Behringer Harvard Mid-Term Value Enhancement Fund I LP
## Unaudited Pro Forma Consolidated Balance Sheet
## as of March 31, 2005

The following unaudited Pro Forma Consolidated Balance Sheet is presented as if we had acquired the Parkway Vista as of March 31, 2005.  This Pro Forma Consolidated Balance Sheet should be read in conjunction with our Pro Forma Consolidated Statement of Operations and our historical financial statements and notes thereto as filed in our quarterly report on Form 10-Q for the three months ended March 31, 2005.  The Pro Forma Consolidated Balance Sheet is unaudited and is not necessarily indicative of what the actual financial position would have been had we completed the above transaction on March 31, 2005, nor does it purport to represent our future financial position.

| | March 31, 2005 as Reported (a) | Pro Forma Adjustments | | Pro Forma March 31, 2005 |
|---|---|---|---|---|
| **Assets** | | | | |
| **Real estate** | | | | |
| Land | $ 6,186,232 | $ 1,050,000 | **(b)** | $ 7,236,232 |
| Buildings, net | 14,293,924 | 3,627,101 | **(b)** | 17,921,025 |
| Acquired in-place lease intangibles, net | 4,934,263 | 830,005 | **(b)** | 5,764,268 |
| **Total real estate** | 25,414,419 | 5,507,106 | | 30,921,525 |
| | | | | |
| Cash and cash equivalents | 13,466,996 | (5,275,597) | **(b)** | 8,191,399 |
| Restricted cash | 15,046 | - | | 15,046 |
| Accounts receivable, net | 206,860 | - | | 206,860 |
| Prepaid expenses and other assets | 149,573 | 14,695 | **(b)** | 164,268 |
| **Total assets** | $ 39,252,894 | $ 246,204 | | $ 39,499,098 |
| | | | | |
| **Liabilities and partners' capital** | | | | |
| | | | | |
| **Liabilities** | | | | |
| Accounts payable | $ 27,637 | $ - | | $ 27,637 |
| Payables to affiliates | 227,512 | - | | 227,512 |
| Acquired below market lease intangibles, net | 330,099 | 95,519 | **(b)** | 425,618 |
| Distributions payable | 225,550 | - | | 225,550 |
| Accrued liabilities | 766,871 | 150,685 | **(b)** | 917,556 |
| **Total liabilities** | 1,577,669 | 246,204 | | 1,823,873 |
| | | | | |
| **Commitments and contingencies** | | | | |
| | | | | |
| **Partners' capital** | | | | |
| Limited partners - 44,000,000 units authorized; 4,432,560 units issued and outstanding | 37,674,749 | - | | 37,674,749 |
| General partners | 476 | - | | 476 |
| **Total partners' capital** | 37,675,225 | - | | 37,675,225 |
| **Total liabilities and partners' capital** | $ 39,252,894 | $ 246,204 | | $ 39,499,098 |

# Behringer Harvard Mid-Term Value Enhancement Fund I LP
## Unaudited Pro Forma Consolidated Statement of Operations
## For the Three Months Ended March 31, 2005

The following unaudited Pro Forma Consolidated Statement of Operations is presented as if we had acquired the Parkway Vista as of January 1, 2004.  This Pro Forma Consolidated Statement of Operations should be read in conjunction with our historical financial statements and notes thereto as filed in our quarterly report on Form 10-Q for the three months ended March 31, 2005.  The Pro Forma Consolidated Statement of Operations is unaudited and is not necessarily indicative of what the actual results of operations would have been had we completed the above transaction on January 1, 2004, nor does it purport to represent our future operations.

| | Three Months Ended March 31, 2005 as Reported (a) | Prior Acquisition Pro Forma Adjustments (b) | Statement of Revenues and Certain Expenses (c) | Pro Forma Adjustments | | Pro Forma Three Months Ended March 31, 2005 |
|---|---|---|---|---|---|---|
| **Revenue** | | | | | | |
| Rental revenue | $ 784,486 | $ 150,745 | $ 152,891 | $ 5,117 | **(d)** $ | 1,093,239 |
| Other income | - | 10,265 | 4,095 | - | | 14,360 |
| **Total revenues** | 784,486 | 161,010 | 156,986 | 5,117 | | 1,107,599 |
| | | | | | | |
| **Expenses** | | | | | | |
| Property operating expenses | 224,611 | 2,393 | 26,710 | - | | 253,714 |
| Real estate taxes | 90,320 | 7,255 | 27,421 | - | | 124,996 |
| Property and asset management fees | 51,810 | 11,316 | 7,040 | (7,040) | **(e)** | 75,836 |
| | | | | 6,116 | **(f)** | |
| | | | | 6,594 | **(g)** | |
| General and administrative | 114,518 | - | 1,401 | - | | 115,919 |
| Depreciation and amortization | 229,903 | 71,480 | - | 81,782 | **(h)** | 383,165 |
| **Total expenses** | 711,162 | 92,444 | 62,572 | 87,452 | | 953,630 |
| | | | | | | |
| Interest income | 69,763 | - | - | - | | 69,763 |
| | | | | | | |
| **Net income (loss)** | $ 143,087 | $ 68,566 | $ 94,414 | $ (82,335) | $ | 223,732 |
| | | | | | | |
| **Allocation of net income:** | | | | | | |
| Net income allocated to general partners | $ 2 | | | | $ | 3 |
| Net income allocated to limited partners | $ 143,085 | | | | $ | 223,729 |
| | | | | | | |
| **Weighted average number of limited partnership units outstanding** | 4,025,975 | | | | | 4,025,975 |
| | | | | | | |
| **Net income per limited partnership unit** | $ 0.04 | | | | $ | 0.06 |

# Behringer Harvard Mid-Term Value Enhancement Fund I LP
## Unaudited Pro Forma Consolidated Statement of Operations
## For the Year Ended December 31, 2004

The following unaudited Pro Forma Consolidated Statement of Operations is presented as if we had acquired the Parkway Vista as of January 1, 2004. This Pro Forma Consolidated Statement of Operations should be read in conjunction with our historical financial statements and notes thereto as filed in our annual report on Form 10-K for the year ended December 31, 2004. The Pro Forma Consolidated Statement of Operations is unaudited and is not necessarily indicative of what the actual results of operations would have been had we completed the above transaction on January 1, 2004, nor does it purport to represent our future operations.

| | December 31, 2004 As Reported (a) | Prior Acquisition Pro Forma Adjustments (b) | Statement of Revenues and Certain Expenses (c) | Pro Forma Adjustments | | Pro Forma Year ended December 31, 2004 |
|---|---|---|---|---|---|---|
| **Revenue** | | | | | | |
| Rental revenue | $ 1,183,349 | $ 1,839,279 | $ 589,026 | $ 20,469 | **(d)** $ | 3,632,123 |
| Other income | - | 551,060 | 16,903 | - | | 567,963 |
| **Total revenues** | 1,183,349 | 2,390,339 | 605,929 | 20,469 | | 4,200,086 |
| | | | | | | |
| **Expenses** | | | | | | |
| Property operating expenses | 385,012 | 459,003 | 125,106 | - | | 969,121 |
| Real estate taxes | 137,728 | 233,431 | 109,685 | - | | 480,844 |
| Property and asset management fees | 71,166 | 160,122 | 26,568 | (26,568) | **(e)** | 281,227 |
| | | | | 23,561 | **(f)** | |
| | | | | 26,378 | **(g)** | |
| General and administrative | 313,821 | 30,220 | 4,400 | - | | 348,441 |
| Depreciation and amortization | 309,500 | 847,166 | - | 327,126 | **(h)** | 1,483,792 |
| **Total expenses** | 1,217,227 | 1,729,942 | 265,759 | 350,497 | | 3,563,425 |
| | | | | | | |
| Interest income | 44,913 | - | - | - | | 44,913 |
| | | | | | | |
| **Net income (loss)** | $ 11,035 | $ 660,397 | $ 340,170 | $ (330,028) | $ | 681,574 |
| | | | | | | |
| **Allocation of net income:** | | | | | | |
| Net income allocated to general partners | $ - | | | | $ | 12 |
| Net income allocated to limited partners | $ 11,035 | | | | $ | 681,562 |
| | | | | | | |
| **Weighted average number of limited partnership units outstanding** | 1,353,476 | | | 2,075,164 **(i)** | | 3,428,640 |
| | | | | | | |
| **Net income per limited partnership unit** | $ 0.01 | | | | $ | 0.20 |

# Behringer Harvard Mid-Term Value Enhancement Fund I LP
## Unaudited Notes to Pro Forma Consolidated Financial Statements

<u>Unaudited Pro Forma Consolidated Balance Sheet</u>

a.  Reflects our historical balance sheet as of March 31, 2005.

b.  Reflects the acquisition of the Parkway Vista by us for $5,275,597. We allocated its purchase price to the assets and liabilities below and estimated the remaining useful lives of its tangible and intangible assets as follows:

| Description | | Allocation | Estimated Useful Life |
|---|---|---|---|
| Land | $ | 1,050,000 | |
| Building | | 3,627,101 | 25 years |
| Above/below market leases, net | | (75,052) | 3.67 years |
| Tenant improvements, leasing commissions & legal fees | | 413,457 | 3.67 years |
| In-place leases | | 149,863 | 3.67 years |
| Tenant relationships | | 246,218 | 8.67 years |
| Prepaid expenses and other assets | | 14,695 | |
| Prepaid rent | | (42,257) | |
| Other accruals | | (108,428) | |
| | $ | 5,275,597 | |

We allocated the purchase price to the above tangible and identified intangible assets based on their fair values in accordance with Statement of Financial Accounting Standards No. 141, "Business Combinations" as follows:

The fair value of the tangible assets acquired, consisting of land and buildings, is determined by valuing the property as if it were vacant, and the "as-if-vacant" value is then allocated to land and buildings. Land values are derived from appraisals, and building values are calculated as replacement cost less depreciation or management's estimates of the relative fair value of these assets using discounted cash flow analyses or similar methods. The value of the building is depreciated over the estimated useful life of 25 years using the straight-line method.

We determine the value of above-market and below-market in-place leases for acquired properties based on the present value (using an interest rate that reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) management's estimate of current market lease rates for the corresponding in-place leases, measured over a period equal to the remaining non-cancelable terms of the respective leases. We record the fair value of above-market and below-market leases as intangible assets or intangible liabilities, respectively, and amortize them as an adjustment to rental income over the remaining non-cancelable terms of the respective leases.

The total value of identified real estate intangible assets acquired is further allocated to in-place lease values, in-place tenant improvements, in-place leasing commissions and tenant relationships based on our evaluation of the specific characteristics of each tenant's lease and our overall relationship with that respective tenant. The aggregate value for tenant improvements and leasing commissions is based on estimates of these costs incurred at inception of the acquired leases, amortized through the date of acquisition. The aggregate value of in-place leases acquired and tenant relationships is determined by applying a fair value model. The estimates of fair value of in-place leases includes an estimate of carrying costs during the expected lease-up periods for the respective spaces considering current market conditions. In estimating the carrying costs that would have otherwise been incurred had the leases not been in place, we include such items as real estate taxes, insurance and other operating expenses as well as lost rental revenue during the expected lease-up period based on current market conditions.  The estimates of the fair value of tenant relationships also include costs to execute similar leases including leasing commissions, legal and tenant improvements as well as an estimate of the likelihood of renewal as determined by management on a tenant-by-tenant basis.

We amortize the value of in-place leases and in-place tenant improvements to expense over the initial term of the respective leases.  The value of tenant relationship intangibles is amortized to expense over the initial term and any anticipated renewal periods, but in no event does the amortization period for intangible assets exceed the remaining depreciable life of the building. Should a tenant terminate its lease, the unamortized portion of the in-place lease value and tenant relationship intangibles would be charged to expense.

Unaudited Pro Forma Consolidated Statement of Operations for the Three Months ended March 31, 2005

a.  Reflects our historical operations for the three months ended March 31, 2005.

b.  Reflects the Pro Forma results for 2800 Mockingbird, which was acquired on March 11, 2005.

c.  Reflects the historical revenues and certain expenses of the Parkway Vista.

d.  Reflects the amortization of the above and below market lease values over the remaining non-cancelable term of the leases of approximately 44 months.

e.  Reflects the reversal of historical property management fees for the Parkway Vista.

f.  Reflects pro forma property management fees associated with the management of the Parkway Vista by HPT Management Services LP, our affiliate.  HPT Management Services LP will receive 4% of annual gross revenues, as defined in the property management agreement.

g.  Reflects pro forma asset management fees associated with the Parkway Vista.  The asset is managed by HPT Management Services LP, our affiliate, for an annual asset management fee of 0.5% of the asset value.

h.  Reflects depreciation and amortization of the Parkway Vista using the straight-line method over the estimated useful lives as follows:

| Description | Allocation | Estimated Useful Life |
| --- | --- | --- |
| Building | $3,627,101 | 25 years |
| Real estate intangibles[1] | 488,268 | 3.67 years |
| Tenant relationships | 246,218 | 8.67 years |

_____

[1] Included in real estate intangibles is $20,467 of above market lease value and $95,519 of below market lease value, which are amortized to rental income.  See Note d.

Unaudited Pro Forma Consolidated Statement of Operations for the Year Ended December 31, 2004

a.  Reflects our historical operations for the year ended December 31, 2004.

b.  Reflects the combined Pro Forma results for the Hopkins, Northpoint, Tucson Way and 2800 Mockingbird Properties for the portion of 2004 that we did not own these properties.

c.  Reflects the historical revenues and certain expenses of the Parkway Vista.

d.  Reflects the amortization of the above and below market lease values over the remaining non-cancelable term of the leases of approximately 44 months.

e.  Reflects the reversal of historical property management fees for the Parkway Vista.

f.    Reflects pro forma property management fees associated with the management of the Parkway Vista by HPT Management Services LP, our affiliate.  HPT Management Services LP will receive 4% of annual gross revenues, as defined in the property management agreement.

g.    Reflects pro forma asset management fees associated with the Parkway Vista.  The asset is managed by HPT Management Services LP, our affiliate, for an annual asset management fee of 0.5% of the asset value.

h.    Reflects depreciation and amortization of the Parkway Vista using the straight-line method over the estimated useful lives as follows:

| Description | Allocation | Estimated Useful Life |
| --- | --- | --- |
| Building | $3,627,101 | 25 years |
| Real estate intangibles[1] | 488,268 | 3.67 years |
| Tenant relationships | 246,218 | 8.67 years |

————————————

[1] Included in real estate intangibles is $20,467 of above market lease value and $95,519 of below market lease value, which are amortized to rental income.  See Note d.

i.    Reflects the adjustment to historical weighted average number of limited partnership units outstanding to reflect the acceptance of units needed to provide for the cash purchase price of the Hopkins, Northpoint, Tucson Way, 2800 Mockingbird and Parkway Vista properties.   The adjustment is computed as follows:

|  | Pro Forma Year Ended December 31, 2004 |
| --- | --- |
| Cash needed to acquire the Hopkins Property | $ 3,056,377 |
| Cash needed to acquire the Northpoint Property | 5,822,663 |
| Cash needed to acquire the Tucson Way Property | 9,269,472 |
| Cash needed to acquire the 2800 Mockingbird Property | 6,747,926 |
| Cash needed to acquire the Parkway Vista | 5,275,597 |
|  | $ 30,172,035 |
|  |  |
| Net cash received from each limited partnership unit issued | $ 8.80 **(1)** |
|  |  |
| Limited partnership units needed to purchase the Hopkins, Northpoint, Tucson Way, 2800 Mockingbird and Parkway Vista properties | 3,428,640 |
| Less historical weighted average of limited partnership units outstanding for the year ended December 31, 2004 | (1,353,476) |
|  | 2,075,164 |

[1]Net cash received per limited partnership unit issued is computed as $10 gross proceeds per unit less $0.70 commission per unit, $0.25 broker dealer fees per unit and $0.25 organization and offering costs per unit.

## SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

**BEHRINGER HARVARD MID-TERM VALUE ENHANCEMENT FUND I LP**

By: Behringer Harvard Advisors I LP,
    Co-General Partner

Dated: August 2, 2005                  By: /s/ Gary S. Bresky
                                              Gary S. Bresky
                                              Chief Financial Officer